Filed by General Binding Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: General Binding Corporation
Commission File Number: 0-2604

     This material is not a substitute for the registration statement ACCO World Corporation (“ACCO”) and General Binding Corporation (“GBC”) will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request when such a filing is made to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

     GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

     THE FOLLOWING STATEMENT OF GENERAL BINDING CORPORATION WAS INCLUDED IN ITS PRESS RELEASE DATED APRIL 27, 2005:

     “The pending merger with ACCO is progressing as planned. We are still expecting a summer close.”

     THE FOLLOWING STATEMENT OF GENERAL BINDING CORPORATION WAS INCLUDED IN ITS EARNINGS CONFERENCE CALL HELD ON APRIL 28, 2005:

     “As an update on our pending merger, last month GBC announced a merger that would have the result of combining our business with that of Acco World Corporation, currently a subsidiary of Fortune Brands, Inc. I am happy to report that activities relating to the merger are progressing smoothly, and while there can be no assurances with respect to exact dates, we do continue to expect that we will be able to complete the merger sometime this summer, upon receipt of the appropriate governmental approvals.”